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                          May 5, 2021

       Todd E. Molz
       General Counsel, Chief Administrative Officer and Secretary Oaktree Real Estate Income Trust, Inc.
       333 South Grand Avenue, 28th Floor
       Los Angeles, CA 90071

                                                        Re: Oaktree Real Estate
Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed April 28,
2021
                                                            File No. 333-255557

       Dear Mr. Molz :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Benjamin Wells